# DELOITTE CORPORATE FINANCE LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF MAY 31, 2026

| | 2026 |
|---|---|
| **ASSETS** | |
| Cash | $ 22,580,879 |
| Accounts receivable — advisory services, net (Note 3) | 2,660,770 |
| Accounts receivable — related party (Note 2) | 1,617,403 |
| Prepaid assets | 161,287 |
| Deferred costs (Note 1) | 4,592,136 |
| Goodwill (Note 1) | 16,667,959 |
| TOTAL ASSETS | $ 48,280,434 |
| **LIABILITIES AND MEMBER’S EQUITY** | |
| Accounts payable and accrued expenses | $ 89,023 |
| Deferred revenue (Note 1) | 4,942,136 |
| TOTAL LIABILITIES | 5,031,159 |
| MEMBER’S EQUITY | 43,249,275 |
| TOTAL LIABILITIES AND MEMBER’S EQUITY | $ 48,280,434 |

See notes to financial statement.